Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: January 10, 2022

Category Leader in Ground Transportation Management January 2022

DISCLAIMER This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Rosecliff Acquisiiton Corp I (“SPAC” or “Rosecliff”) and GT Gettaxi Limited and its subsidiaries (“the Company”). The information contained herein does not purport to be all - inclusive and none of Rosecliff, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company or Rosecliff. The information contained herein is preliminary and is subject to change and such changes may be material. This Presentation and information contained herein constitute confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of Rosecliff and the Company and is intended for the recipient hereof only. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this Presentation. No Offer or Solicitation This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Rosecliff, the Company, or any of their respective affiliates . You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions . The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . This Presentation and any offer of securities if made subsequently are directed only at persons (I) outside the United Kingdom ; (II) in any Member State of the European Economic Area, who are “qualified investors” as defined in Article 2 (e) of Regulation (EU) 2017 / 1129 (the “Prospectus Regulation”) ; and (III) in the United Kingdom, who are “qualified investors” as defined in the Prospectus Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 , who are also (i) investment professionals falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 , as amended (the “Order”), or (ii) persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc . ”) of the Order (all such persons together being referred to as “Relevant Persons”) . This Presentation and any offer of securities if made subsequently is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons . Any investment or investment activity to which the information contained in this Presentation relates is available only to Relevant Persons and will be engaged in only with Relevant Persons . Forward - Looking Statements Certain statements in this Presentation may be considered “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements generally relate to future events or Rosecliff's or the Company’s future financial or operating performance . For example, projections of future Revenue and run rates are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and the Company and its management, are inherently uncertain . Factors that may cause actual results to differ materially from current expectations include, but are not limited to : (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination ; (2) the outcome of any legal proceedings that may be instituted against Rosecliff, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto ; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Rosecliff, to obtain financing to complete the Business Combination or to satisfy other conditions to closing ; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination ; (5) the ability to meet the stock exchange’s listing standards following the consummation of the Business Combination ; (6) the risk that the Business Combination disrupts current plans and operations of Rosecliff or the Company as a result of the announcement and consummation of the Business Combination ; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees ; (8) costs related to the Business Combination ; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination ; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments ; (11) the possibility that Rosecliff or the Company may be adversely affected by other economic, business and/or competitive factors ; (12) the Company’s estimates of our financial performance ; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in the proxy statement relating to the Business Combination . Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Neither Rosecliff nor the Company undertakes any duty to update these forward - looking statements . Financial Information The financial information contained in this Presentation has been taken from or prepared based on the financial statements of the Company for the periods prepared in accordance with International Financial Reporting Standards (“IFRS”) for the periods presented . Information and statements made in this presentation related to the Company’s expected results of operations and other financial information for Q 4 2021 and FY 2021 are based on unaudited, preliminary financial statements and may change following the completion of the audit in accordance with Public Company Oversight Board (“PCAOB”) standards . An audit of the Company’s financial statements for Q 4 2021 and FY 2021 in accordance with PCAOB standards is in process and will be included in the proxy statement relating to the Business Combination . Accordingly, there may be material differences between the presentation of the financial information included in the Presentation and in the proxy statement . Non - IFRS Financial Measures This Presentation includes certain financial measures not presented in accordance with IFRS including, but not limited to, Segmental EBITDA, Total Company EBITDA, Contribution Profit, Direct Gross Profit and Adjusted EBITDA . These non - IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS . You should be aware that the Company’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . The Company believes these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - IFRS financial measures to investors . These non - IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - IFRS financial measures . Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with IFRS . This Presentation also includes certain projections of non - IFRS financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward - looking non - IFRS financial measures is included . Use of Projections This Presentation contains financial forecasts with respect to our projected financial results, including market opportunity estimates, such as total addressable market, serviceable addressable market and focus market opportunity, ground trasnportation spend cost and productivity savings estimates achievable by our GTM platform, growth forecasts, run rates, Gross Merchandise Value (“GMV”), Segmental EBITDA, Total Company EBITDA, Contribution Profit, Direct Gross Profit and Adjusted EBITDA . The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . As discussed under “Financial Information” above, all financial information, including the projected information, was prepared in accordance with IFRS . Estimated financial results for Q 4 2021 and FY 2021 are based on unaudited, preliminary financial statements and may change following the completion of the audit . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . Industry and Market Data ; Trademarks In this Presentation, Rosecliff and the Company rely on and refer to certain information and statistics obtained from third - party sources which they believe to be reliable, including reports by market research firms . Neither Rosecliff nor the Company have independently verified the accuracy or completeness of any such third - party information . You are cautioned not to give undue weight to such industry and market data . This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but Rosecliff and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Additional Information and Where to Find It This document relates to a proposed transaction between the Company and SPAC . This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . SPAC intends to file a registration statement on Form S - 4 that will include a proxy statement of SPAC and a prospectus of SPAC . The proxy statement/prospectus will be sent to all SPAC and The Company stockholders . SPAC also will file other documents regarding the proposed transaction with the SEC . Before making any voting decision, investors and security holders of SPAC and The Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction . Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www . sec . gov . In addition, the documents filed by SPAC may be obtained free of charge from SPAC’s website at www . rosecliff . com or by written request to SPAC at Rosecliff Acquisition Corp I, 767 5 th Avenue 34 th Floor, New York, NY 10153 . Participants in Solicitation SPAC and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction . Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC, including SPAC’s Registration Statement on Form S - 1 , which was filed with the SEC on January 27 , 2021 , as amended . To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S - 1 , such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available . You may obtain free copies of these documents as described in the preceding paragraph . 2

3 Introduction by CEO of Rosecliff Acquisition Corp. I Business Overview by CEO of Gett Market Opportunity, Geographic Expansion and Product Overview by COO of Gett Financial Overview by CFO of Gett Q&A Agenda

4 Our aspiration is to become the standard in corporate ground transportation spend management, a $100B+ category

Unique Fit with Rosecliff Acquisition Corp. I

Rosecliff at a Glance

- ✔ Rosecliff Ventures is an investment management firm with over $1B AUM and 100+ portfolio companies
- ✔ Collectively as a team, we are a combination of managers, entrepreneurs, investors and financial industry experts
- ✔ Our objective is to generate attractive returns for stockholders by actively supporting the next generation of exceptional public companies
- ✔ Targets companies that have a significant addressable market, dynamic management team, long term growth prospects and sustainable differentiation
- ✔ $253M in trust

Key Differentiators

- ✔ Rosecliff brings experience and access to C-level decision-makers at Fortune 500 companies and operating officers across corporate America, which is highly complementary to Gett's growth strategy
- ✔ Our president built Zimmerman Advertising - one of the largest advertising agencies in the US and a great example of a large enterprise that Gett's solution is designed for
- ✔ Our core strength is taking creative B2B ideas, scaling them across corporate America and boosting B2B sales
- ✔ Rosecliff Ventures has an extensive track record of developing and investing in technology businesses

Management



Michael Murphy
- Chief Executive Officer, Founder of Rosecliff ($1.1B AUM)
- Angel investor and serial entrepreneur with over 25 years of experience within the technology and financial services industry
- Investor in several high profile, venture backed businesses including: Postmates, Allbirds, Roman, Thirty Madison, PIPE and Kyte



Brian Radecki
- Chairman of the Board
- 20+ years of experience as a public company CFO (CoStar)
- Board Member, ACV Auctions



Jordan Zimmerman
- President
- Chairman & Founder of Zimmerman Advertising (7th largest ad agency with $3B in bookings)
- Extensive experience with B2B enterprise companies
- Strong relationships with Fortune 500 executives and extensive experience of working with companies such as AutoNation, McDonald's, Office Depot, Planet Fitness and Papa John's



Kieran Goodwin
- Chief Financial Officer
- Founder of Panning Capital Management, L.P. ($1.1B AUM)
- Former Head of Trading at King Street Capital Management ($20.4B AUM)



Heather Bellini
- Independent Director, CFO of Deep Instinct, successfully raised $175M
- Former Managing Director & Partner at Goldman Sachs leading the Technology Research Group
- Direct access to equity research at bulge bracket banks

5

Transaction Summary

Transaction Highlights

- Pro Forma Enterprise Value of $1B implying 8.6x 2022E Direct Gross Profit multiple
- Transaction priced for public trading upside with 8.6x EV / 2022E Direct Gross Profit[5] vs Core Comps Median at 19.2x EV / 2022E Revenue
- Transaction will result in approximately $248M[1] of cash added to Gett's balance sheet for product development, general corporate purposes, and debt repayment
- $30M common equity PIPE at $10.00 per share from Rosecliff sponsors and existing Gett shareholders
- Assuming no redemptions, existing Gett shareholders will own 72.6% of the pro forma company (assuming no dilution from warrants)

Illustrative Pro Forma Valuation

In $M

	Pre-Money	Post-Money
Share Price at Closing	**$10.00**	**$10.00**
Shares Outstanding (M)	82.1	115.0[2]
Equity Value[3]	**$821**	**$1,151**
Existing Net Debt / (Cash)[4]	$130	$130
Less: Cash Raised[1]	--	($248)
Enterprise Value	**$950**	**$1,032**
EV / 2022E Direct Gross Profit[5]	7.9x	8.6x

Attractive Valuation Compared to Trading Peers

EV / 2022E Direct Gross Profit[5] Priced at 12/29/2021



8.6x
19.2x
8.7x
6.7x
Gett
Core Comps Median[7][8]
Transactional Software Median[7][9]
High Growth Marketplaces Median[7][10]

Pro Forma Ownership @ $10 / Share



22.0%
5.4%
72.6%
Rosecliff Public Shareholders[11]
Rosecliff Sponsors[12]
Existing Gett Shareholders[13]

Sources of Funds

In $M

Cash Held in Trust[11]	$253
Existing Shareholders Equity Rollover	$821
Existing Shareholders PIPE Investment	$15
Rosecliff Sponsor PIPE Investment	$15
Total Sources	**$1,104**

Uses of Funds

In $M

Existing Shareholders Equity Rollover	$821
Cash to Balance Sheet[1]	$248
Est. Transaction Fees & Expenses	$35
Total Uses	**$1,104**

Source: Company data, Capital IQ estimates as of 1/7/2022

Notes: (1) Includes $253M from trust account (assuming no redemptions) and $30M PIPE comprising commitment from Rosecliff sponsors and existing Gett shareholders. Net of estimated transaction fees and expenses of $35M; (2) Excludes 25% of existing sponsor shares subject to earn out. Does not account for dilution from warrants or Equity Incentive Plan. A portion of share consideration to existing shareholders may be deferred and issued up to two years post-closing; (3) Pre-Money Enterprise Value of $950M minus Net Debt of $130M as of 30 September 2021. Net Debt presented in the table assumed to be equal to Net Debt as of 30 September 2021 for illustrative purposes; (4) Unaudited Net Debt figure as of 30 September 2021; (5) Direct Gross Profit is a non-IFRS metric. Numbers shown include opportunistic efforts; (6) Based on Pro Forma Enterprise Value, which accounts for dilution from sponsor promote; (7) Represents EV / 2022E Revenue figures; (8) Includes theTradeDesk, Coupa, Olo and Bill.com; (9) Includes Avalara and Billtrust; (10) Includes Allegro, Fiverr, Mercadolibre, Upwork and Etsy; (11) Assuming no redemptions; (12) Assuming $15M PIPE investment from Rosecliff sponsors plus 75% of existing sponsor shares (25% of existing sponsor shares to be subject to earn out); (13) Assuming $15M PIPE investment from existing Gett shareholders. Does not account for dilution from sponsor shares subject to earn out, warrants or Equity Incentive Plan

6

Founded in 2010, we began as a combined B2C/B2B business and have built a market - leading position in Israel which generates positive operating profit and which we believe will be fast growing in the years ahead. From early on, we served many B2B customers and this is how we found that the typical corporate has tens of different ground transportation vendors across taxis, corporate fleets and limos with no single platform that manages this entire spend. This is why we produced a solution which aggregates all different vendors on one single platform and controls the entire ground transportation spend for corporates. Since 2017, when we developed our differentiated abilities (of connecting to other operators / vendors), we have been able to provide a service across multiple markets, without the need to run our own mobility network and we became the Ground Transportation Aggregation and Spend Management software solution with an international footprint (rather than local operator). Naturally, we (immediately) shifted our resources and focus toward this (much bigger) business model and we lead the B2B category we believe we created. Finally: We still have our legacy B2C business which generated positive operating profit in 2020 and which we expect to continue growing organically. However, our Ground Transportation Management solution is our prime engine (over 65% of Revenues coming from B2B), with over 25% of Fortune 500 companies as customers and having approximately 40% of all B2B rides on the platform during the third quarter of 2021 be executed by our supply partners. We are the B2B category leader, and this is where our growth and expansion is primarily focused. Global Reach Scale B2B Spend Management 8

Gett Created a New Category and Dominates It in a Large, Outdated and Inefficient Market

Ground Transportation Management (GTM) Category Leader

Gett allows our corporate customers to **manage all their ground transportation spend** by connecting them to a **global grid** of thousands of ground transportation providers via a **single, cloud-based software platform**

$100B+	$26B	Up to 49%
Global corporate ground transportation market[1]	Spend potential in 8 near term focus markets[3]	Shadow costs savings potential for our corporate clients

Our B2B business has a payback period of less than six months[8]

44%	CAGR in 2021E-2023E Direct Gross Profit[2][7]	$656M	This year, 2022E GMV[4][5]
114%	Dollar expansion rate[4][6]	$337M	This year, 2022E Revenue[4]
>25%	of companies from the Fortune 500 are our clients	$121M	This year, 2022E Direct Gross Profit[2][4]
3M+	Cars available through our 1,700+ partner fleets on the platform	+	Positive Segmental EBITDA since 2020

Total Company EBITDA Projected to Be Positive for Entire Next Year, 2023

Source: Company data, third party consultant, Euromonitor International Ltd. (Travel 2021 Edition, numbers extracted in September 2021), Market Research
Notes: (1) Including B2B passenger car rental and leasing; (2) Includes corporate mark-up fee charged from enterprises on top of driver fare and take rate from driver fare; Direct Gross Profit is a non-IFRS metric; (3) Calculated as corporate ground transportation market (excluding B2B passenger car rental and leasing) in US, UK, Israel, Germany, France, Italy, Spain and Russia multiplied by 15% long term take rate. Numbers exclude B2B passenger car rental and leasing; (4) Numbers shown include opportunistic efforts; (5) GMV is a non-IFRS metric; (6) As of Q2 2021. Based on comparison of quarterly GMV generated by enterprise clients that were active in a given quarter and respective quarter 12 months ago; (7) Numbers shown are organic (exclude opportunistic efforts); (8) Based on Q3 2021 data

9

Gett is at the Intersection Between Cloud-based B2B Transportation Software, B2B Marketplace and B2B Transactional Software Companies

CORPORATE RIDERS

4.92 (out of 5) User Satisfaction



- All vendors in one app
- Seamless expensing
- Unprecedented value of fastest pickup times or better budget spend

Gett.

CORPORATE FLEETS

2,000+ Partner Fleets

3.2M+ Cars

Limos
Ride-Hailing
Taxi
Low Cost
Executive
Airport meet & greet
Corporate Fleets
Special Access

- Access to high quality captive demand
- Gett pays full fare
- Gett becomes free user acquisition channel

CORPORATE CLIENTS[1][2]

25%+ of Fortune 500

9/10 Top Investment Banks[3]
¾ Top Consultancies[4]
4/4 Big-4 Accounting Firms
8/10 Most Valuable Brands[5]
8/10 Top Law Firms[6]

- One stop shop with all vendors
- Standardization and controls and security
- Up to 49% savings (25% on average)

Notes:
(1) Represents a client that we have a commercial relationship within one ore more current markets; (2) For the 12 months period ending 30 June 2021; (3) Based on Financial Times league table as of March 2021; (4) Based on Vault ranking as of August 2020; (5) Based on Forbes ranking for 2020; (6) Ranked by 2019 revenue, according to Law.com

10

Notes: 11 (1) Numbers shown include opportunistic efforts; (2) As of Q2 2021. Based on comparison of quarterly GMV generated by enterprise clients that were active in a given quarter and respective quarter 12 months ago How Gett Makes Money We charge our B2B clients a 15% corporate mark - up fee for using our spend management software and suite of platform tools We demonstrate the strength of our value proposition to customers by offering standardization and control across their entire ground transportation spend, proven cost savings and a positive employee experience Similar to other transactional software companies, our business is volume driven We successfully generated a 15% corporate mark - up fee across our entire portfolio Our ann u a l dolla r exp a nsi o n rate is 114 % than ks to our loya l cor p ora te customer base an d strong ret ention rat e (1) (2) Our B2B clients pay our 15% corporate mark - up fee since our platform provides standardization and control across their entire ground transportation spend, proven cost savings (up to 49%; 25% on average) and a positive employee experience

9/10 Top Investment Banks (1) 3/4 Top Consultancies (2) 4/4 Big Four Accounting Firms 8/10 Top Law Firms (3) 8/10 Most Valuable Brands (4) 4/5 FAANG Gett is Trusted by the Leading Global Companies and Already Helps >25% of the Fortune 500 Companies Save Time and Money Notes: (1) Based on Financial Times league table as of March 2021 (2) Based on Vault ranking as of August 2020 (3) Based on 2022 Vault law 100 ranking 12 (4) Based on Forbes ranking for 2020

The spend is highly fragmented across tens of thousands of transportation vendors and there is no single platform that manages all vendors across the entire spend

32% 41% 27% Entire Ground Transportation Spend (1) Is Spread across Several Types of Supply and Tens of Thousands of Vendors Typical Ground Transportation Portfolio of a Large Enterprise Company Includes 20 - 60 Vendors Globally NORAM E M E A LATAM A P A C Licensed Taxis (5,000+ vendors) (1) Ride Sharing / Ride - Hailing (15+ vendors) (1) Black Cars, Limos & Chauffeurs (20,000+ vendors) (1) Source: Third party data 14 Notes: (1) As of 2019. Based on third party estimates (2) By spend. Based on third party estimates (3) Represents each country’s immediately addressable market (in $ millions) Rid e - H a iling Taxi B lack C a rs , Li m os a nd C h a u f fe u rs 32% 25% 24% 42% 21% 16% 10% 83% 8% 95% 31% 43% 67% 74% 18% 58% 50% 44% 33% 13% 11% $1,700M (3) 5% 5,000+ vendors 20,000+ vendors 15+ vendors Global Corporate Ground Transportation Market Breakdown in 2019 (2) Taxi Ride - Hailing Black Cars, Limos and Chauffeurs Market Reality: Actual Corporate Spend Goes Across Multiple Supply Layers and Tens of Thousands of Vendors. A Typical Large Company Uses 20 - 60 Fleet Vendors Globally. $17,800M (3) $2,600M (3) $1,000M (3) $400M (3) $800M (3) $500M (3) $1,600M (3) Extremely Fragmented Ground Transportation Supply

The Problem Gett Addresses Arises When a Company Uses More Than One Fleet Hence, you need to execute the same processes across all providers simultaneously 15 Fleet 1 Fleet 2 Fleets 20 - 60 Single Interface Ordering Invoice Aggregation Price Comparison Travel Policy Compliance Reports and Analytics Fraud Prevention VAT Return … Market Reality: A Typical Company Uses 20 - 60 Fleet Vendors Globally

Travel Leaders share their views on the state of the Ground Travel category in corporates. NYC | L ondon | Berlin 2021 Link to the video https://vimeo.com/564098136/834f38ddb4 16

Supply Aggregation Spend Management Aggregation and Spend Management on a Single Enterprise Marketplace Software Platform Aggregating a multitude of ground transportation vendors into a single platform Global coverage Cost and productivity savings of 25% on average and up to 49% annually (1) Back - office overhead reduction Transformation of a large bulk of expenses into digital Enforcement of travel policy compliance and fraud prevention 18 B l a c k C a rs, Limos and C h au f f e urs Licen se d Taxis Ride - Hailing (1) Based on internal market estimates

Benefitting every stakeholder Single platform aggregating all ground transportation vendors Head of Procurement 23 - 49% cost and productivity savings on ground transportation spend Chief Financial Officer Data security and transformation of a large bulk of expenses into digital Chief Digital Officer Head of HR Seamless employee / corporate rider experience CEO, CFO, HR, Procurement Gett’s Solution Appeals to Key Enterprise Decision - makers Duty of care Green / sustainability agenda Standardization of global processes and enforcement of travel policy 19

Gett’s Solution Allows Corporate Clients to Reduce Ground Transportation Spend by up to 49% Annually Illustrative Potential Annual Savings of an Enterprise Client with 2,500 Corporate Riders (1) Current Spend S a vings Average Savings Annual savings (pre - Gett fee) $239k - $1,187k $113k - $212k $92k - $155k $756k - $1,075k $1.2M - $2.6M 23% – 49% $5.4M $5M on fares + $367k on receipt processing 5 – 24% 15 – 22% $1 - 2/receipt $1 - 1.5/receipt Travel policy compliance Real time price comparison 3 Back - office efficiencies Corporate rider efficiencies (front office employee time) 1 2 4 Source: Company data Notes: 20 (1) Assumes 2,500 corporate riders, with each rider taking 40 rides per year with an average fare of $50. Presented for illustrative purposes only

21 Big Four Audit Firm “Gett has been instrumental in reducing our total cost of ground transportation - we got rid of abuse and minimized back - office overheads. Given our higher employee satisfaction rates, this is definitely a win - win. Outstanding.” Senior Partner Gett’s software enabled a reduction in travel policy violation and uncontrolled charges 23 - 49% ANNUAL SAVINGS

How Big Could the GTM Opportunity Be?


B2C
B2B
Online Travel
Booking.com
airbnb
Expedia
Ctrip
>$285B(1)
Total valuation(2)
amadeus
BCD travel
CWT
Sabre
>$100B(3)
Total valuation(2)
B2C
B2B
Online Transportation
Uber
Grab
lyft
DiDi
Bolt
>$240B(4)
Total valuation(2)
Gett.
?
Total valuation
Size of the bubble corresponds to the company's valuation

Source: Capital IQ, Pitchbook, public sources

Notes:

(1) Figure includes valuation of Booking.com, Airbnb, TripAdvisor, Ctrip, Expedia, MakeMyTrip, Despegar, eDreams, Trivago and lastminute.com

(2) All valuations represent market capitalization of the companies as of 9-November-2021 except of the following: valuation for CWT and BCD Travel assumes indicative total transaction value multiple of 1x for illustrative purposes; valuation for Travelport acquisition by Siris Capital Group and Evergreen Capital closed in May 2019; valuation for TripActions at Series F round raised in October 2021; valuation for Global Business Travel potential deal with Carlyle and GIC in May 2020; valuation for Bolt at Series D round raised in December 2020

(3) Figure includes valuation of Amadeus, CWT, BCD Travel, Sabre, Travelport, TripActions, Global Business Travel and TravelPark

(4) Figure includes valuation of Uber, Grab, DiDi, Bolt, Cabify and Lyft

22

Only in cities with population of 500k+ inhabitants Ground transportation includes taxi, ride hailing, chauffeur & limousine services Large Addressable Market of $100B+ Globally Global corporate GTM is expected to grow at a CAGR of 18% between 2019 – 2025E (5) Corporate Ground Transportation is $100B+ market (5) Gett’s solution addresses needs of all types of corporates tapping into entire corporate ground transportation spend (6) $101B Global c or porate ground transportation (including B2B passenger car re n t al an d leas i n g ) (1) (4) $51B Global corporate ground transportation market (1)(3) $26B C o rpo rate gro und transportation in eight focus markets (1)(2) 24 (1) Numbers as of 2019; (2) To arrive at the estimate of $26 billion, we assessed three urban ground transportation modes — (1) taxi, (2) ride hailing (PHV) and (3) chauffeur and limousine services — in eight focus markets (France, Germany, Israel, Italy, Russia, Spain, UK and USA), while considering only urban populations (cities and metropolitan areas with more than 500,000 inhabitants). For each type of ground transportation mode, we first estimated the number of urban ground transportation trips based on the two different approaches (1) total trips per person multiplied by the size of the urban population and (2) fleet size multiplied by the average number of trips per vehicle. We then differentiated between two types of trips — (1) within - city trips and (2) city – airport trips — and estimated the aggregate value of the urban ground transportation market by multiplying the number of within - city trips and city – airport trips by the average price of each type of trip (the “gross merchandise value” or “GMV”). Lastly, we multiplied the GMV of the urban ground transportation market by the share of corporate trips as a percentage of the total number of trips in order to calculate the GMV for the corporate urban ground transportation market. We then summed the GMV of each of the three transportation modes to arrive at the aggregate GMV for the corporate urban ground transportation market; (3) To arrive at the estimate of $51 billion of global corporate ground transportation market size, we identified 87 additional countries with urban populations greater than 500,000 and gross domestic profit (“GDP”) per capita of approximately $2,100 or greater in 2019. We then extrapolated from our eight focus markets to the 87 additional countries, estimating (i) the number of trips based on the urban population size in the 87 countries relative to the urban population size in our eight focus markets and (ii) price levels based on the average GDP per capita of the 87 countries relative to the GDP per capita of our eight focus markets. In addition, we reduced the number of trips per person by one - third in countries with GDP per capita lower than $10,000; (4) The estimated size of total global corporate ground transportation market is based on the sum of: (i) the estimated size of the corporate ground transportation market (excluding B2B passenger car rental and leasing) as explained in footnote 2 and 3 above, (ii) the B2B passenger car rental market based on Euromonitor International Ltd. data and (iii) the B2B passenger car leasing market based on third - party data (Global Automotive Fleet Leasing Market by Multi Market Insights); (5) Total market is estimated based on sum of third - party data for corporate ground transportation market (excluding B2B passenger car rental and leasing); B2B passenger car rental market based on Euromonitor International Ltd. data (Travel 2021 Edition, numbers extracted in September 2021) and B2B passenger car easing market based on Market Research data; (6) According to third party assessment.

Gett Expects to Cover 50%+ of Serviceable Addressable Market in Near Term

Serviceable Addressable Market in Eight Focus Regions[1] of $26B

US Expansion Strategy

- On-demand taxi and black car providers onboarded
- Onboarding over 80 traditional B2B fleets for national coverage
- Upselling existing global customers for service in the US



$17.8B
$2.6B
$1.6B
$1.0B
$0.5B
$0.8B
$1.7B
$0.4B

Gett's current presence

Launch in 2H 2021

Expected to Launch in 1H 2022

$B Corporate ground transportation market size in the country[1]

Source: Company data; third-party data
Note:
(1) Excluding B2B car rental and leasing

25

Multiple Avenues for Growth 2 Upsell to ex i s t i n g c li e nt s 3 A tt r ac t n e w clients 1 Expand ge o grap h ical footprint 4 Continue transition to p ar tn e r fl ee t m od e l 26

~$500M of Direct Gross Profit[1][2] Upside Potential from Just Existing Clients

Opportunity to Increase Direct Gross Profit from Our Existing Enterprise Clients Portfolio by ~10x Through Extension of Supply and Geographical Coverage



3rd party fleets
Proprietary fleet
Broadening supply coverage
~$500M
~10x
upside
Extending geographical footprint
Existing 3 markets(3)
Additional 5 focus markets(4)
Current position
Potential

Notes: (1) Includes corporate mark-up fee charged from enterprises on top of driver fare and take rate from driver fare; (2) Direct Gross Profit is a non-IFRS metric; (3) UK, Russia and Israel; (4) US, Spain, France, Germany and Italy

27

Segment size on the circle corresponds to share of supply layer in global corporate ground transportation spend in 2019 Fact: A Large Enterprise Operating in 10 Countries Uses 20 - 60 Vendors across Different Supply Layers in Total Market Reality – Actual Corporate Spend Goes Across 4 Supply Layers and a Typical Large Enterprise Uses 20 - 60 Fleet Vendors Globally A global enterprise usually uses 3 - 10 fleets in this segment (1) A global enterprise usually uses 10 - 30 fleets in this segment (1) Traditional corporate fleets, typically offering a range of services in the standard and executive categories A global enterprise usually uses 5 - 15 fleets in this segment (1) A global enterprise usually uses 5 - 7 fleets in this segment (1) Regulated taxi with professional drivers, adhering to predefined local taxi standards and pricing Chauffeur Luxury travel for up to 7 passengers. Most exclusive luxury travel service type, including VIP meet & greet service at airports Taxi Ride - Hailing Transportation networks, typically providing a range of private hire vehicle services, usually several players per market Black Car Source: Company data, company and third - party estimates 29 Note: (1) # of vendors for a company operating in 10 countries

0% 20% 40% 60% Share of Rides Performed by Partner Fleets (%) 80% End of 20 2 2 75%+ (1) by the end of 2022E 40% in Q3 2021 Development of aggregation technology platform Development of spend management technology platform Platform rollout Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2017A 2018A 2019A Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2020A 2021A 75%+ End of 2022E Source: Company data 30 Note: (1) Company estimate Third Party Supply Already Accounts for ~40% of our B2B Rides and Is Expected to Reach 75% by the End of 2022

End - to - End Enterprise Marketplace Software Platform for Managing Ground Transportation Fleet Back - office Management • Billing and payments • Reporting and data analytics • Monitoring and performance User Management • Employee and vendor management • Quick and convenient corporate riders onboarding • Integration with corporate provisioning systems Spend Ma n a g em e nt • Multiple tools to deliver up to 49% savings on corporate ground transportation • Travel policy enforcement • Detailed reporting per employee and per ride • Data analytics Finance Back - office • Billing, invoicing and payments • VAT compliance • HR and payroll systems integrations Booking Tools • Seamless integration between web and corporate rider app • Travel booking for employees or guests • 24/7 support 32

Seamless Integration into Enterprise Software Ecosystem

Supports integrations with global leading HR information and single sign-on systems

Enables a variety of reporting and analytics solutions from SaaS to on-premises



Enterprise Application Ecosystem
Gett Platform
Gett.
User management
Booking
Spend management
Finance back-office
Onboarding
Provisioning(1)
Policy & administration
Anti-fraud(2)
Reporting and Analytics
Invoicing(1)
Expensing(4)
Rides API(3)
Employee portal (in-house and external)
SaaS expense systems
ERPs
BI, Analytics and visualization(1)
Scheduled & ad-hoc reporting
Early warning system
Active Directory
SAP SuccessFactors
SQL Server
Captio

Seamless integrations with in-house and external booking tools

Removes manual hassle via integrations with expense management and enterprise resource planning systems

Notes:
(1) SFTP and file-based
(2) Gett back-end
(3) API in place and Way2Go, Moovex integrations active. Other providers to be added based on customer demand
(4) API in place and Concur integration active. Other providers to be added based on customer demand

33

Gett's Business Proved Resilient Despite Covid - 19's Widespread Impact on Activity and TAM B2B Segment is Well - Positioned to Experience Meaningful Uplift as the Market Recovers to Pre - Covid Levels Travel Decline from 2019 to 2020 (1) Source: Company data, third - party data, Capital IQ as of 5/4/2021. Note: Ride Hail companies consist of Uber and Lyft. Car rental companies consist of Avis, Europcar, and Hertz. (1) Represents change of GMV from 2019 to 2020 for Corporate Ground, Car Rental and Ride Hail markets and change of B2B Direct Gross Profit (take rate) from 2019 to 2020 for Gett. 35 (2) Direct Gross Profit is a non - IFRS metric. B2B Direct Gross Profit (2) Gett's Business Model has Proven Resilient Outperforming Comparable Markets in Continued Travel in 2020

Gett Demonstrates High Growth at Scale 36 Re venue $M 299 488 38 125 162 190 337 613 2020A 2021E 2022E 2023E 2020A 2021E 2022E 2023E Organic Opportunistic Efforts Organic Opportunistic Efforts 113 152 8 25 76 85 121 177 Direct Gross Profit (1) $M 3.8x 56% CAGR From 2020A - 2023E 2.3x 33% CAGR From 2020A - 2023E Source: Company data Note: (1) Includes corporate mark - up fee charged from enterprises on top of driver fare and take rate from driver fare; Direct Gross Profit is a non - IFRS metric.

33% - 12% 15% 12% 58% 57% 64% 70% 17A 18A 19 A 20A 21E Q421E 22E 23E Run - Rate - $8 $13 $11 $44 $49 $ 7 3 $1 0 6 17A 18A 19 A 20A 21E Q421E 22E 23E Run - Rate $6 7 $37 $14 $11 - $26 - $34 - $5 1 - 7 5% - 40% - 28% 14% 17% 44% 17A 18A 19 A 20A 21E 22E 23E - 148% - 106% - 7 5% - 36% - 35% - 19% 2% - $1 0 0 - $89 - $70 - $28 - $30 - $21 Total Company EBITDA Total Company Adjusted EBITDA Before Public Company Costs (% of Direct Gross Profit) (2)(3) $M Expanding Contribution Profit Contribution Margin (% of Direct Gross Profit) (1)(2)(3) Consolidated Segmental EBITDA Segmental EBITDA (% of Direct Gross Profit) (2)(3) Source: Company financials. Note: Numbers excluding percentages are in millions. (1) Proxy for gross profit, but may be overstated. (2) Direct Gross Profit, Contribution Profit, Segmental EBITDA and Adjusted EBITDA Before Public Company Costs are non - IFRS metrics. (3) 2017 and 2018 not subject to PCAOB audit; 2019 and 2020 37 PCAOB audited; 2021 to 2023 Company projections. $3 $10M, $8M and $8M public company costs are expected in 2021E, 2022E and 2023E, respectively, on top of the numbers shown in the chart $M $M Positive Segmental EBITDA Since 2020 Total Company EBITDA Expected to Be Positive for Entire Next Year $5 8 $23

Q1 Q2 Q3E Q4E (4) $41M (4) $47M (4) $58M 40% Increase in Contribution Profit From Q1 to Q4 2021 (1)(2)(3)(5) Strong Growth Along 2021, 3x Gain in EBITDA on the Segmental Level Source: Company financials. Note: (1) Proxy for gross profit, but may be overstated. (2) Direct Gross Profit, Contribution Profit, Segmental EBITDA and Adjusted EBITDA Before Public Company Costs are non - IFRS metrics. (3) 2017 and 2018 not subject to PCAOB audit; 2019 and 2020 PCAOB audited; 2021 to 2023 Company projections. (4) Annualized Run - Rate calculated by multiplying quarterly figures by 4. Based on preliminary, unaudited financial statements for Q4 2021, which may change following the completion of the audit. (5) We have applied IFRS 16 following our PCAOB audit and to aid comparability the $1.3m of 38 capitalized lease charges is spread evenly through 2021. 2021 Q1 Q2 Q3E Q4E (4) $7M (4) $13M (4) $23M 2021 (4) $48M (4) $14M 3x Growth in Segmental EBITDA From Q1 to Q4 2021 (1)(2)(3)(5) Q421E Quarterly Run - Rate Close to 2022 Outlook

Gett Operates a Differentiated Business Model with Potential for High Profitability Illustrative Unit Economics Traditional Ride - Hailing Fleet Uber, Lyft, Ola, Didi (Sample $ 100 Ride) B2B Marketplace Single Vendor (Native Fleet) (Sample $115 Ride) B2B Marketplace + Spend Management (100% Partner Fleet) Go - Forward Gett (Sample $115 Ride) GMV (Total Client Fare) NA $115.00 $115.00 Corporate Mark - up Fee NA ($15.00) ($15.00) (Spend Management Yield) B2C Price Charged by Fleet $100.00 $100.00 $100.00 Payment to Driver ($80.00) ($85.00) (Paid by Fleet Vendor to Driver) Fleet Rebate NA NA ($0.00 - $3.00) Direct Gross Profit (1) $20.00 $30.00 $15.00 - $18.00 Marketplace Cost (subsidies, DAC) ($10.00 - $15.00) ($5.00 - $10.00) NA Sales Team NA ($5.00) ($4.00) OPEX and G&A ($10.00) ($10.00) ($5.00) EBITDA (1) ($5.00) - $0.00 $5.00 - $10.00 $6.00 - $9.00 Direct Gross Profit Margin (1) 20% 30% 15 - 18% EBITDA Margin (1) (% of Direct Gross Profit (1) ) (25%) - 0% 17 - 33% 40%+ Shifted to a Partner Fleet Model in 2017 Continued transition to partner fleet model is capital light and reduces operational complexity , supporting high marginality business 75%+ of 3 rd party B2B rides by the end of 2022E 40% of 3 rd party B2B rides in Q3 2021 39 Note: Company financials. Figures are illustrative and reflect Management's view of long - term / steady state KPIs. (1) Direct Gross Profit, EBITDA and EBITDA Margin are non - IFRS metrics.

2018 2019 2020 2021E 2022E 2023E Long - Term Target Model Contribution Margin (1) 15% 12% 58% 57% 64% 70% ~75% Segmental EBITDA Margin (1)(2) (40%) (28%) 14% 17% 33% 44% ~55% Total Company EBITDA (1)(2) (106%) (75%) (36%) (35%) (19%) 2% ~30% Long - Term Margin Progression Excluding Impact of Opportunistic Efforts Such as M&A, New Product Initiatives and Others 40 Notes: (1) Contribution Margin, Segmental EBITDA Margin and Total Company Adjusted EBITDA Before Public Company Costs Margin are non - IFRS metrics. (2) As % of Direct Gross Profit

Financial Highlights for the Current Year 2022

Enormous market sizing and growth potential for tens of years ahead

$656M	2022E GMV[1][2]
$337M	2022E Revenue[2]
$121M	2022E Direct Gross Profit[2][3]
44%	CAGR in 2021E-2023E Direct Gross Profit[3][8]
114%	Dollar expansion rate[4]
Positive Segmental EBITDA since 2020	Consolidated Segmental EBITDA (before RnD and corporate overheads)
Total Company EBITDA Expected to Be Positive for Entire Next Year	Company EBITDA before public Company costs

$101B+	Global corporate ground transportation spend[5]
~$500M	Direct Gross Profit[3] upside potential from just existing customers[6] [7]

Source: Company data, third party consultant, Euromonitor International Ltd. (Travel 2021 Edition, numbers extracted in September 2021), Market Research

Notes: (1) GMV is a non-IFRS metric; (2) Numbers shown include opportunistic efforts; (3) Includes corporate mark-up fee charged from enterprises on top of driver fare and take rate from driver fare; Direct Gross Profit is a non-IFRS metric; (4) As of 2Q 2021. Based on comparison of quarterly GMV generated by enterprise clients that were active in a given quarter and respective quarter 12 months ago; (5) Including B2B passenger car rental and leasing; (6) Assuming existing clients will use Gett services in the near-term focus markets; (7) Reference page 29 for more details; (8) Numbers shown are organic (excludes opportunistic efforts)

41

There is massive unmanaged corporate spend on procurement and supplier management for which there is Coupa There is $100B+ unmanaged corporate ground transportation spend which Gett aspires to manage 43

Aggregation of fragmented sources of supply theTradeDesk and Olo are examples Via is an example, running aggregation software for public transportation Gett is at the Intersection Between Cloud - Based B2B Transportation Software, B2B Marketplaces and B2B Transactional Software Companies Cloud - Based B2B Transportation Software 44 B2B Transactional Software B2B Marketplaces Focus on enterprise spend management Transactional business models Coupa is an example

8.6x 19.2x 24.1x 14.2x 12.8x 30 .9x 33 .0 x 2022 Enterprise Value / Direct Gross Profit 2022 E nte rp ri s e Value / R e venue There Is Significant Upside in Trading Multiples Against Our Core Comps Source: Capital IQ estimates as of 1/7/2022. Notes: Figures reported in PLN and RUB converted to USD at the spot rate as of 12/29/2021. Direct Gross Profit is a non - IFRS metric. (1) Numbers shown include opportunistic efforts and are based on Enterprise Value / Direct Gross Profit figures; (2) Based on post - money Aggregate Value, which accounts for dilution from sponsor promote; (3) Bill.com has been adjusted to reflect the pro forma impact of the recently announced $625M acquisition of Invoice2go; (4) On 11/30/21, Via 45 announced that it raised $130M at a $3.3B valuation and had $100M of annual run rate revenue for its TransitTech software platform (3) (1) (2) Core C o m p s M edia n (4) Pri va te Marke t Valuation Based on TransitTech software run rate revenue

0 .6x 0 .8x 0 .5x 0 .5x 0 .6x NA 2022 Gross Adjusted Enterprise Value / Direct Gross Profit (3) Our Growth Outlook Is Materially Stronger than Our Core Comps and We Have Material Upside on a Growth Adjusted EV/DGP Multiple Basis Source: Capital IQ estimates as of 1/7/2022. Notes: Figures reported in PLN and RUB converted to USD at the spot rate as of 12/29/2021. Direct Gross Profit is a non - IFRS metric. (1) Numbers shown include opportunistic efforts and are based on Enterprise Value / Direct Gross Profit figures; (2) Based on post - money Aggregate Value, which accounts for dilution from sponsor promote; (3) Defined as 2022 Direct Gross Profit multiple divided by 2021 - 2023 Direct Gross Profit CAGR; (4) Defined as 2022 Revenue multiple divided by 2021 - 2023 revenue CAGR; (5) Bill.com has been adjusted to reflect the pro forma impact of the recently announced $625M acquisition of Invoice2go; (6) On 11/30/21, Via announced that it raised $130M at a $3.3B valuation and had $100M of annual run 46 rate revenue for its TransitTech software platform (1) (2) 0.2x 2021 - 2023 44% 29% Revenue 29% 29% 24% 52% C AGR 2021 – 2023 Di rect G r oss Pro f i t C AGR Core C o m p s M edia n (5) (6) 2022 Growth Adj u s te d E nte rp ri s e Value / R e venu e (4) Pri va te Marke t Valuation

44% 26% 29% 29% 29% 24% 52% 26% 20% 24% 26% 27% 35% 22% 20% 23 % There Is Significant Upside in Trading Multiples Against Our Peers, While Our Growth Outlook Is Materially Stronger 2021E – 2023E Direct Gross Profit (1) CAGR C o mbin ed Median EV / Direct Gross Profi t (1) Source: Capital IQ estimates as of 1/7/2022. Notes: Figures reported in PLN and RUB converted to USD at the spot rate as of 12/29/2021. (1) Direct Gross Profit is a non - IFRS metric. (2) Numbers shown include opportunistic efforts (3) Based on post - money 47 Aggregate Value, which accounts for dilution from sponsor promote; (4) Bill.com has been adjusted to reflect the pro forma impact of the recently announced $625M acquisition of Invoice2go. Core C o m p s M edia n Tra ns act i onal Software Median Material upside against peers 9. 1 x 19. 2 x 24.1x 14. 2 x 12.8 x 3 0. 9 x 5. 9 x 6. 0 x 8.8x 9. 1 x 8.7x 7 . 6 x 15.0x 18 . 9 x 11.0x 10.2x 22. 3 x 6. 7 x 6. 9x 4.8x 4.5x 6.7x 5.1x 6. 9 x 7 . 6 x 7 . 1 x 6.7x 5. 6 x 10.6x 8 . 6 x C o mbin ed Median High Growth M a r k etp l a ces Median 8.6x (2)(3) 5.8x (3) 2 022 2 0 23 (4) High Growth M a r k etp l a ces Median Core C o m p s M edia n Tra ns act i onal Software Median C ore C omps High Growth Marketplaces Transactional Software

The Corporate GTM Technology Leader

Gett.

1	**Large Addressable Market**	- Extremely fragmented, $100B+ addressable market with Gett providing unique aggregation capabilities
2	**Category Creator with Differentiated Enterprise Grade Product and Cutting Edge Technology**	- The first enterprise software solution for full aggregation and management of corporate ground transportation spend
3	**Unique Combination of a Marketplace and Transactional Software Characteristics**	- Marketplace model drives flywheel effect of scale and liquidity - Runway to subscription model migration - Scalable, asset-light business model
4	**Loyal Blue-Chip Customer Base**	- Already signed over a quarter of Fortune 500 companies - High customer retention and dollar expansion (114%) driven by up to 49% savings on corporate ground transportation spend
5	**Highly Attractive Financial Profile with Consistent Track Record of Execution**	- 44% CAGR Direct Gross Profit(1)(2)(3) in 2021E-23E - Positive Segmental EBITDA since 2020 - Total Company EBITDA expected to be positive for entire 2023
6	**Multiple Avenues for Growth**	- Expand geographical footprint, upsell to existing clients, attract new clients and continue transition to partner fleet model - $500M Direct Gross Profit upside from just existing customers
7	**Experienced Founder-led Management Team and Market-leading HR Metrics**	- Extensive track-record of scaling hyper-growth businesses with >100 years combined experience in technology and enterprise - Market-leading talent retention and employee satisfaction metrics

48

Notes: (1) Includes corporate mark-up fee charged from enterprises on top of driver fare and take rate from driver fare; (2) Direct Gross Profit and EBITDA Margin are non-IFRS metrics; (3) Numbers shown are organic (exclude opportunistic efforts)

Gett + Rosecliff: A Value-Add Partnership

Gett.

UNIQUE BUSINESS MODEL IN SIZABLE, UNTOUCHED MARKET

- ✓ Gett is a technology platform primarily focused on corporate Ground Transportation Management (GTM), a market worth $100B globally
- ✓ Gett is the GTM category leader, serving over a quarter of the Fortune 500 companies
- ✓ Gett's cloud-based software aggregates existing transportation providers (corporate fleet, ride-hailing, taxi, and limos) into one single platform, helping businesses manage all of their ground transportation spend, saving businesses time and money
- ✓ Gett is building the global grid of ground transportation, embracing the entire World, connecting the dots, similar to telephony and internet grids
- ✓ At Gett, we are inspired to become the standard in corporate ground transportation

+

ROSECLIFF

DOMAIN EXPERTISE & TRACK RECORD

- ✓ Enduring relationships with leading technology companies and their founders offer an exclusive network to Gett
- ✓ Extensive experience in both private and public markets provides Gett insight and guidance on best practices for financial, operational and regulatory decisions
- ✓ Delivers direct access to corporate America's executive offices that will streamline Gett's US market entry and broader expansion initiatives
- ✓ Highly relevant transaction experience across the management team will guide Gett during the transaction to achieve an optimal outcome

BY LEVERAGING ROSECLIFF'S TRANSACTION AND INDUSTRY EXPERIENCE, GETT WILL CAPITALIZE ON ITS ACCELERATION AND POSITIONING WITHIN THE B2B MARKETPLACE WITH AN AIM TO SIGNIFICANTLY INCREASE VALUE FOR ALL SHAREHOLDERS

Brian Radecki	Jordan Zimmerman	Michael Murphy	Heather Bellini
SKILLZ CoStar acquisitions and IPO ACV Auctions IPO	Trademarked advertising strategy "Brandtailing" and deployed with companies, such as Advance America and Carfax, to increase market share and brand awareness	Allbirds Postmates Ro, Thirty Madison, PIPE, Petal Card	Coverage universe comprised of 25+ software & internet companies, including Workday, Microsoft, Salesforce, and Snowflake

50

Dave Waiser
Founder & CEO

- Serial entrepreneur, Gett is his 3rd startup. Successfully exited the first two in 2010
- 20+ years of CEO experience in hyper-growth startups and public companies in Silicon Valley and Israel
- B2B sales record of $300M in publicly traded software company

Enterprise-level technology and corporate sales expertise is at the core of the Gett team.



Andrew Verbitsky
Deputy CEO

- 20+ years of experience in the travel and technology
- Executive roles in Airbnb, KAYAK/Booking.com and DeliveryHero



Aliaksei Aneichyk
CFO

- 12 years at Credit Suisse leading private placement and pre-IPO group
- Raised $20B in capital for 8 IPOs and 11 private placements



Evan Nacke
General Counsel

- Former Legal Director at Bank of America, Merrill Lynch and VP at Credit Suisse
- Previously with Freshfields



Mandeep Bajwa
Chief of People

- Seasoned professional with 15 years of experience supporting high pace growth companies like WeWork and Cloud Kitchen



Max Krasnykh
COO

- Experienced operations, product and corporate development leader with 15+ years of experience in tech, telecom and media
- Previously served at Intel and PwC



Matteo de Renzi
MD GTM

- Strong operator with 20 years of experience, recently as CEO at BP Pulse
- Unique mix of Goldman Sachs, McKinsey and operational business MD at Pirelli



Mark Oun
CEO Delivery & MD ISR

- 10-year top performer at Gett
- 20 years of experience in executive management and business development roles



Tyson Niemeyer
MD UK

- 5-year top performer at Gett
- Global operations and technology leader with 15+ years of experience, holding senior mgmt roles at Amazon, NCR and T-Mobile



Lena Breen
Global Financial Controller

- 25 years of experience with global advisory firms, corporates and publicly listed businesses in the UK and US



Tal Shtainman
VP Commercial Success

- Former VP Sales at MSFT B2B portfolio in Israel
- 20 years of sales growth, analytics and compliance expertise



Yaki Zakai
CTO

- 15 years of leading software development groups at HP Enterprise and Amazon



Dina Dembo
Chief Information Officer

- IT executive with 15+ years of experience building and leading strategic international transformation projects at Amdocs & Zim



Ovo Gharoro
Chief Data Officer

- Multi-award winning Head of Data with 15 years of experience in both consulting and management at M&G and Deloitte



Dan Hobden
IR/Global FP&A

- 13 years of experience in the finance domain in accountancy and equity research. Joined from Credit Suisse



Duncan Burgess
Internal controls

- Experienced finance professional with 20+ years of experience in senior finance and CFO positions



Runli Guo
CISO

- A strategic leader in cybersecurity with more than 15 years of experience
- Ph.D. in AI



Kalliope Kefallinos
Legal Counsel

- Experienced capital markets counsel who has successfully led IPO and other equity offerings at top law firms both in New York and London amazon airbnb AL KAYAK McKinsey & Company hp Microsoft intel CREDIT SUISSE Deloitte. T Mobile amdocs pwc citi KPMG Bank of America Merrill Lynch

51

Gett Board of Directors 52 BOARD Amos Genish Chairman ● Founder and CEO of GVT, leading it to successful IPO and $9.4B exit in 2014 ● Sr. Partner and Head of Digital Banking of BTG Pactual, the largest investment bank in LATAM ● Former CEO of Telecom Italia and Telefônica Brazil ● Serving on multiple, publicly - traded companies’ Boards Ruth Sun INED (joining when listed) ● CEO and Board member of several SaaS companies with successful exits ● 12 years with IBM incubating and scaling new business unit to $1B+ revenue ● Enterprise B2B sales and go to market expert Dan Ariely INED (joining when listed) ● Professor at Duke University ● One of the world's leading authorities in behavioral economics ● 3 - time NY Times best - selling author ● One of the top TED personalities with 15M views Per Brilioth Director, VNV Representative ● CEO and board member of VNV Global ● Experienced Board member from the boards of Babylon, BlablaCar, Voi Technology and Avito among many other high - growth tech companies Brian Radecki Director, Rosecliff Representative (joining upon the Business Combination) ● Rapa Therapeutics Founder, CEO and member of the Board of Directors ● 20+ years of experience as a public company CFO (CoStar) ● Chairman of the Board of Rosecliff Acquisition Corp. I Dave Waiser Founder & CEO ● Serial entrepreneur - Gett is his 3rd startup; Successfully exited the first two in 2010 ● 20+ years of CEO experience in hyper - growth startups and public companies in Silicon Valley and Israel ● B2B sales record of $300M in publicly traded software company

Life at Gett: Our Culture 53 We Are Positive ● We are kind and optimistic ● We have a can - do attitude ● We are excited to take on big challenges ● We have fun at work and in life We Are Pros ● We are masters of our craft ● We never stop reading and learning ● We ask for honest feedback and act on it ● We are structured and data driven We Gett Things Done ● We value impact, not effort ● We have a bias for action and take risks ● We care and we are hands - on ● We take ownership, no excuses We Are Ego Free ● We treat everyone with respect ● We share the credit when things go well ● We take responsibility when things go poorly ● We do not tolerate egocentricity

Gett has 844 (1) talented people: • 52% of total headcount are women (2) Life at Gett: Diversity and Inclusion 54 Notes: (1) As of week of 10 May 2021. Includes permanent staff, contractors and employees working under fixed term contracts and service agreements; (2) As of July 2021

Best - in - Class HR Metrics in Talent Retention and Employee Satisfaction 1.8 Top 10% worldwide among tech companies Median Tenure (Years) Source: LinkedIn Premium (insights) 2.3 3.1 3.4 4 .2 4 .2 3.6 2.9 N umb e r of emplo y e e s (k) 13.7 215.8 0.9 257.6 15.1 106.5 99.9 2.0 1.0 1.1 2.8 871.5 Last Year Change in H e a d c o u nt(1) (3%) 10% 2% 12% 7% 12% 9% 29% 23% 44% 29% 47% 4.2 2.6 3.3 1.3 Glassdoor insights Culture and Employee Satisfaction Scores (2) Based on “only current employees” filter (2) Median Tenure Based on open Linkedin data (company’s insights) 1.9 1.8 Total Score C ultu re Senior Manag e m e nt C EO App ro v al NP S P o sitive Business Outlook 4 .6 4.7 94% 4.2 97% 4.2 93% 3.9 4 .4 76% 4 .4 8 6% 91% 84% 94% 4.3 4.4 4.3 4.4 4.4 4.1 79% 98% 8 7% 4 .3 4 4 .2 .2 4.3 4.1 98% 85% 79% 8 6% 4.4 4.2 4 .3 78% 8 8 6 6% % 8 6% 79% 55 Notes: (1) Source: LinkedIn Premium (insights section); (1) data taken on December 10, 2021; (2) Based on Glassdoor data taken on December 10, 2021. Filter: “current employees only”.

Management I can disagree with my manager without fear of getting in trouble Communication In my team there is open and honest two - way communication Teamwork & Ownership We hold ourselves and our team members accountable for results Alignment & Involvement I know what I need to do to be successful in my role 90 100 0 50 100 0 50 92 100 0 50 100 0 50 85 89 Get t Feedback & Recognition In my team, the right people are rewarded and recognized 91 93 100 0 50 78 86 89 78 Score (1) All industries (2) New Tech (3) New Tech Top 10% The Human Capital: How Do We Track Against the Benchmarks Source: CultureAmp 56 Notes: (1) % of respondents that agree with description; (2) Includes computer software, information technology and services, internet and financial services industries; (3) Includes computer software, information technology and services, internet and computer & network security industries

57

Differentiated Enterprise Grade Product and Cutting Edge Technology

Customer value proposition	>25% Fortune 500 Companies	Stakeholders
Seamless Corporate Rider Experience	**Booking Platform** Web Apps; Mobile Apps; Expensing and Booking Tools; Customer Support	Corporate Riders
Cost and productivity savings of 25% on average and up to 49% annually	**B2B Applications** User Management; Duty of Care; Policy and Administration; Reporting and Analytics; Billing and Invoicing; Security and Compliance	Enterprise Clients
Supply Aggregation and Global Reach	**Connectivity Hub** Contracting; Vetting; Dynamic Matching; Integrations; Payments; Fleet Back Office	Partner Fleets
	1,700+ Partner Fleets	

58

GTM Platform (In - depth integration, on - demand and pre - book tools, scale) 1.7k f leets All GT supply layers Supply agnostic Single - vendor Ride - hail only Competes with other vendors Competes with other vendors Core strength Conflict of interest: compete with suppliers Focused only on pre - booked rides Savings and Compliance Up to 49% savings La r g el y unmana g e d G T s pen d Limited tech expertise Focus on supply Requires domain knowledge Requires domain knowledge (Suite of tools to deliver savings Duty of care D u t y o f c a r e iss ue s on GT spend and compliance) Multinational/enterprise focus SME focus, single - vendor analytics Various payment methods L i m it e d pa y men t me t hod s Rider Experience (On par or better than ride - hailing or fleets apps and web) Rider - centered products 24/7 Enterprise SLA Core strength Consumer/SME SLA Limited UX expertise Conflict of interest with demand - side Lack of rider UX expertise Limited tech, UX and ride - hailing expertise Global Reach (Globally consistent, supports international billing, invoicing and tax/VAT compliance) Work with any vendor globally National or regional Limited alliances Competition issues Single - city/region focus Inefficiencies of scale Bare minimum. Suited for B2C Core strength Core strength Singl e - V e ndor, Ride - Hailer Single - Vendor, Corporate Fle e t A gg r e gators TMCs (1) Ride TMCs (1) Strength Less developed Note: (1) Transportation management companies Strategic tra de - off Differentiated Corporate Ground Transportation Management Category Creator 59

We Aim to Enable Our Enterprise Clients to Cut up to 60 - 75% of Their Emiss i on s (1) by 2025, W ith the Goal to be Net Zero by 2030 (or Before) Travelled Miles Reduction 60 - 75% Lower Emissions by 2025 Preferred EV Option and Specific Emission Reporting Fleet Conversion to Electric Vehicles (EV) 25 - 30% reduction 15 - 20% reduction 20 - 25% reduction Note: (1) The percentage reduction in emissions shown on this slide are based on management estimates 60

Non - IFRS Measures Reconciliations Source: Company financials. (1) This represents the fare in our Transportation B2B and Delivery Transportation segments which we pay to the driver for undertaking the ride or delivery. Does not include fares paid to the driver in our transportation B2C segment, as revenue for our B2C segment is 62 presented on a net basis; (2) This relates to driver commission which we principally charge to native fleet suppliers for use of our Transportation B2B platform; (3) This represents the variable incentive fee paid to drivers on our Transportation B2C platform to maintain the reliability of our services. Revenue to Direct Gross Profit Reconciliation In $ millions 2019 2020 Revenue 167.6 162.0 Direct Cost of Service (1) (124.0) (106.0) Driver Incentives in Transportation B2B (2) 16.1 15.7 (3) Driver Incentives in Transportation B2C 33.2 4.6 Direct Gross Profit 92.9 76.2

In $ millions 2019 2020 Loss (192.1) (96.9) Loss from discontinued operations, net of tax 84.5 14.4 Loss from continuing operations (107.6) (82.5) Tax on income 4.6 3.2 Loss before tax on income (103.0) (79.4) Finance expenses 23.3 34.6 Finance Income (4.3) (2.3) Operating Loss (84.0) (47.1) (1) Depreciation, Amortization and write - offs (7.8) (10.2) (2) Share - based payment expenses (6.7) (8.5) Adjusted EBITDA (69.6) (28.5) Non - IFRS Measures Reconciliations (cont’d) Source: Company financials. (1) This represents depreciation and amortization charges for our property, plant and equipment, right - of - use assets and intangible assets; (2) This represents cost of share - based payments granted to employees as well as incremental share - based payments expenses 63 related to repricing during the year. Operating Loss to Managerial EBITDA Reconciliation

Non - IFRS Measures Reconciliations (cont’d) 64 Direct Gross Profit to Total EBITDA Reconciliation In $ millions 2019 2020 Direct Gross Profit 92.9 76.2 Service Charges (41.1) (10.3) CC Processing Fees (5.6) (3.6) Sales & Marketing (33.5) (17.6) Doubtful Debts (2.0) (0.9) Contribution Margin 10.7 43.8 Opex (20.7) (17.7) G&A (15.9) (15.3) Segmental EBITDA (25.8) 10.8 R&D Costs (27.2) (23.0) Central Costs (14.9) (12.0) Total EBITDA (Company EBITDA) (67.8) (24.6) Source: Company financials

Gett Non - IFRS Definitions 65 Term Definition Gross Merchandise Value (GMV) The total customer fare charged for a trip Revenue (GAAP Measure) B2B segment: 100% of GMV recorded as revenues due to Gett acting as principal in our interaction with B2B clients B2C segment: Gett identifies the individual drivers as its customers for which it acts as an agent under IFRS 15. Gett recognizes revenue on a net basis, being the gross revenue generated from use of the Gett platform and related activities, less all amounts owing to the driver Direct Gross Profit Direct Gross Profit is the sum of commissions collected from drivers and positive difference between customer fare and driver fare (positive buy - sell). Direct Gross Profit is often expressed as a percentage of GMV as a KPI Contribution Margin Calculated after deducting from Direct Gross Profit marketplace reliability, credit card processing fees, sales & marketing costs, and doubtful debts Segmental EBITDA Calculated after deducting from Contribution Margin operating expenses and general and administrative costs Total EBITDA (Company EBITDA) Calculated after deducting from Segmental EBITDA research and development costs and companywide central costs Adjusted EBITDA Calculated after adding back depreciation, amortization and write - offs and share - based payment expenses to Operating Loss Source: Company information

Risk Factors • Risks Related to Our Business, Platforms, Operations and Industry – Our auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing . – The COVID - 19 pandemic has disrupted and harmed, and is expected to continue to disrupt and harm, our business, financial condition and operating results . We are unable to predict what the trajectory of recovery will look like and the extent to which the aftermath of the COVID - 19 pandemic and related effects will continue to adversely impact our business, financial condition, operating results and the achievement of our strategic objectives . – Our rapidly changing industry, evolving business model and limited operating history make it difficult to evaluate our future prospects and the risks and challenges we may encounter, and our strategy to focus on providing enterprises with a global software platform for ground transportation management may fail. – Our offerings are reliant upon having an adequate number of suppliers of ground transportation on our platforms. The loss of existing, or inability to attract new, suppliers to our GTM platform and other offerings could reduce the attractiveness of our offerings to potential or current customers and have an adverse impact on our operating results and financial position. In addition, any inability on the part of our suppliers to adequately perform their services could harm our offerings. – If we are unable to increase and retain sales among new and existing B2B customers, while also attracting and retaining B2C customers, the growth of our revenues will be adversely affected. – Our business is susceptible to declines or disruptions in B2B and B2C demand for ground transportation resulting from external factors beyond our control, including those due to economic downturns, natural disasters or outbreaks of disease, as well as changes in consumer trends, preferences and other factors impacting the wider ground transportation industry. – Our metrics and estimates, including market opportunity estimates and growth forecasts, are subject to inherent challenges in measurement and significant uncertainty, and real or perceived inaccuracies in those metrics and estimates may harm our reputation and negatively affect our business. – We generate a significant percentage of our total sales from certain key customers in our B 2 B business, and the loss of one or more of our key customers could negatively affect our business and operating results . In addition, larger or more sophisticated B 2 B customers often have greater or more customized demands, which generally require significant upfront investment and ongoing maintenance . – Failure to effectively establish and manage the pricing models and strategies of our offerings could adversely affect our ability to attract or retain B2B and B2C customers and suppliers, and this could adversely affect our financial performance. – We have a history of net losses and expect to incur additional expenses as we expand our GTM platform to new markets, and we may not be able to achieve or maintain profitability in the future. – The ground transportation and delivery industries are highly competitive, with well - established and low - cost alternatives that are readily available, low barriers to entry, low switching costs and well - capitalized competitors in nearly every major geographic region. If we are unable to compete effectively in these industries, our business and financial prospects would be adversely affected. – We may require additional capital, which may not be available on terms acceptable to us or at all. – Servicing our current and future debt may require a significant amount of cash, and we may not have sufficient cash flow from operations to pay our indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our debt agreements may restrict our flexibility in operating our business or otherwise adversely affect our operating results. 67

• Risks Related to Our Business, Platforms, Operations and Industry (cont’d) – If we fail to integrate our platforms with a variety of third - party technologies, including those of our customers and suppliers, our platforms may become less marketable and less competitive or obsolete, and our operating results may be harmed. – If we fail to effectively manage our growth, our business, financial condition and operating results could be adversely affected. – If we are not able to provide successful and timely enhancements, new features and modifications for our offerings, we may lose existing B2B and B2C customers and suppliers or fail to attract new B2B and B2C customers and suppliers, and our revenues and financial performance may suffer. – Any failure to offer high - quality user support and training services, or a market perception that we do not maintain high - quality user support and training services, may harm our customer and supplier relationships, and our reputation and brand, adversely impacting our business, financial condition and operating results. – We may face difficulties as we expand our operations into markets in which we have no prior operating experience. – Our business is heavily dependent upon our operations in Israel, Russia and the UK, and any disruption to those operations, including as a result of political, economic or social conditions in those countries, would adversely affect us. – Our marketing efforts to help grow our business may not be effective. – Our operating results may vary and be unpredictable from period - to - period, which could cause the trading price of our ordinary shares to decline. – If we are unable to successfully identify or execute suitable acquisition opportunities or other strategic transactions, our operating results and prospects could be harmed, and any businesses or other assets we acquire or invest in may not perform as expected or be effectively integrated. – Our delivery business may not be successful. – We depend on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and operating results could be adversely affected. – Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man - made problems such as power disruptions, computer viruses, data security breaches or terrorism. – W e a r e e x p o s e d t o f l u c t u a t io n s i n c u rr e n c y e x c h a n g e r a t e s . – We rely substantially on third - party insurance policies in each country in which we operate. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and operating results. – If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed. – We rely on third parties maintaining open marketplaces to distribute our offerings and to provide the software we use in certain of our platforms. If such third parties interfere with the distribution of our offerings or with our use of such software, our business would be adversely affected. – We rely on third parties for elements of the payment processing infrastructure underlying our offerings. If these third - party elements become unavailable or unavailable on favorable terms, our business could be adversely affected. 68 Risk Factors (cont’d)

Risk Factors (cont’d) 69 • Risks Related to Information Technology, Intellectual Property, Data Privacy and Cybersecurity – We primarily rely on Amazon Web Services to host our offerings and support our operations, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and operating results. – Defects, errors or vulnerabilities in our applications, backend systems or other technology systems and those of third - party technology providers could harm our reputation and brand and adversely impact our business, financial condition and operating results. – Systems failures and resulting interruptions in the availability of our website, applications, platforms or offerings could adversely affect our business, financial condition and operating results. – If there are security or privacy breaches or other unauthorized or improper access to, use of, disclosure of, alteration of or destruction of our proprietary or confidential data, or the personal data of our customers, suppliers or other persons, we may face loss of revenue, harm to our brand, business disruption and significant liabilities. – Cyberattacks, computer malware, viruses, spamming and phishing attacks could harm our reputation, business and operating results. – Our success depends, in part, on our ability to access, collect and use personal data about our customers, suppliers and other persons, and to comply with applicable data privacy laws. – The varying and rapidly - evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in customer growth or engagement, or otherwise harm our business. – We employ third - party licensed software for use in or with our offerings, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could adversely affect our business. – Our success depends, in part, on the integrity of third - party systems and infrastructures and on continued and unimpeded access to our offerings on the internet. – Our offerings contain third - party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide or distribute our offerings. – If we are unable to protect our intellectual property, or if third parties are successful in claiming that we are misappropriating the intellectual property of others, we may incur significant expense and our business may be adversely affected. – We may not be able to protect and enforce our trademarks and trade names or build name recognition in our markets of interest, thereby harming our competitive position. – If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed. – Loss or material modification of our credit card acceptance privileges could have an adverse effect on our business and operating results .

Risk Factors (cont’d) 70 • Risks Related to Litigation, Laws and Regulation and Governmental Matters – Our business is subject to a wide range of laws and regulations, many of which are continuously evolving, and failure to comply with such laws and regulations could harm our business, financial condition and operating results. – We are regularly subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and operating results. – Claims relating to injuries sustained by customers, drivers or other third parties in connection with our offerings could adversely affect our business, financial condition and operating results. – Failure to prevent and manage fraud effectively could harm our business. – Illegal, improper or otherwise inappropriate activity of our customers or suppliers, whether or not occurring while utilizing our platforms, could expose us to liability and harm our business, brand, financial condition and operating results. • Risks Related t o Bein g a Public Compa ny – Operating as a public company will require us to incur substantial costs and requires substantial management attention. In addition, certain members of our management team have limited or no experience managing a public company. – We identified a material weakness in our internal control over financial reporting and any failure to maintain effective internal control over financial reporting could harm us. – We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. – We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. – As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Risk Factors (cont'd)

- **Risks Related to Tax and Accounting**
  - We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.
  - Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition and operating results.
  - Our reported financial results may be adversely affected by changes in accounting principles.
  - Our ability to use our net operating loss carry forwards and certain other tax attributes may be limited.
  - If we were classified as a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our ordinary shares or our warrants could be subject to adverse U.S. federal income tax consequences.
  - If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences because we or our non-U.S. subsidiaries may be characterized as "controlled foreign corporations" ("CFCs"), under Section 957(a) of the Code.

- **Risks Related to Our Ordinary Shares**
  - Our share price may be volatile, and you may lose all or part of your investment.
  - A market for our securities may not develop or be sustained.
  - Following the completion of the business combination, the price of our ordinary shares could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.
  - Following the completion of the business combination, future sales of our ordinary shares, or the perception that such sales may occur, could depress the price of our ordinary shares.

- **Risks Related to Our Incorporation in the Cayman Islands**
  - Our shareholders may face difficulties in protecting their interests because we will be a Cayman Islands exempted company.
  - United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
  - We will be a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
  - Our Articles designate the Grand Court of the Cayman Islands as the exclusive forum for certain litigation that may be initiated by our members and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act and/or the Exchange Act, which could limit our members' ability to obtain a favorable judicial forum for disputes with us or our directors or officers.
  - Anti-takeover provisions in our Articles could delay or prevent a change of control or other actions that a shareholder might consider in their best interests.

71